FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: April 26, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2012

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2012

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Year Ended March 31, 2012 (Fiscal 2012)

(1) Consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2012	1,190,870	(6.0)	105,575	(32.3)	122,793	(28.7)	82,901	(32.3)
Fiscal 2011	1,266,924	18.0	155,924	144.2	172,332	183.5	122,448	205.4

(Note) Comprehensive income:

82,975 million yen in the year ended March 31, 2012, (17.4)% of change from previous year

100,502 million yen in the year ended March 31, 2011, 113.2% of change from previous year

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted	Ratio of net income attributable to shareholders of Kyocera Corporation to shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2012	451.90	451.90	5.7	6.2	8.9
Fiscal 2011	667.23	667.23	8.9	9.1	12.3

(Reference) Equity in losses of affiliates and unconsolidated subsidiaries:

(36) million yen in the year ended March 31, 2012	(160) million yen in the year ended March 31, 2011

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
March 31, 2012	1,989,895	1,539,366	1,473,186	74.1	8,030.72
March 31, 2011	1,946,566	1,483,359	1,420,263	73.0	7,739.31

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2012	109,065	(56,051)	(50,769)	273,288
Fiscal 2011	119,687	(121,364)	(26,820)	273,471

2. Dividends

	Dividends per share					Annual aggregate	Dividends to net income attributable to	Dividends to
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual	amount of dividends	shareholders of Kyocera Corporation	Kyocera Corporation shareholders’ equity
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2011	—	60.00	—	70.00	130.00	23,857	19.5	1.7
Fiscal 2012	—	60.00	—	60.00	120.00	22,013	26.6	1.5
Fiscal 2013 (forecast)	—	—	—	—	120.00	—	22.9	—

(Note) Dividends per share for the year ending March 31, 2013 are forecasted to be 120.00 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2013 (Fiscal 2013)

(% of change from the previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2013	1,370,000	15.0	140,000	32.6	151,200	23.1	96,000	15.8	523.30

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the year ended March 31, 2012.

(Notes)

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2012: None.

(2) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “(5) Basis of Preparation of Consolidated Financial Statements” on page 18.

(ii) Changes due to other than adoption of new accounting standards: None.

(3) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at March 31, 2012	191,309,290 shares at March 31, 2011

(ii) Number of treasury stock:

7,865,370 shares at March 31, 2012	7,796,321 shares at March 31, 2011

(iii) Average number of shares outstanding:

183,450,800 shares in the year ended March 31, 2012	183,517,144 shares in the year ended March 31, 2011

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

1. Non-consolidated Financial Results for the Year Ended March 31, 2012:

(1) Non-consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2012	570,310	(13.4)	17,699	(61.5)	67,243	(26.3)	49,828	(30.7)
Fiscal 2011	658,297	39.0	45,992	—	91,285	177.8	71,934	870.1

	Net income per share -Basic	Net income per share -Diluted
	Yen	Yen
Fiscal 2012	271.62	—
Fiscal 2011	391.97	—

(2) Non-consolidated financial condition

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2012	1,458,971	1,219,897	83.6	6,649.97
March 31, 2011	1,441,403	1,173,990	81.4	6,397.31

Presentation of Situation of Audit Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure under the Financial Instruments and Exchange Law of Japan. Audit procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Accompanying Information

1. BUSINESS RESULTS

(1) Analysis of Business Results

[Business Results for the Year Ended March 31, 2012]

Economic Situation and Business Environment

In the year ended March 31, 2012 (“fiscal 2012”), the Japanese economy stagnated overall, due to continued appreciation of the yen against the Euro and the U.S. dollar and a decrease in exports, despite resolution of disruptions in production activities and the supply chain following the Great East Japan Earthquake. The European economy showed a downturn, due to a reduced willingness to engage in personal consumption and investment as the financial crisis worsened. In contrast, the U.S. economy continued to recover moderately, due mainly to growth in personal consumption and private capital investment. The Chinese economy continued to expand, primarily supported by strong domestic demand in spite of signs of a slowdown in export growth.

In the information and communications market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for items such as mobile phone handsets, personal computers and flat-screen TVs was sluggish compared with projections from the beginning of fiscal 2012. In addition, component inventory adjustments at equipment manufacturers persisted due to stagnation in production activities for products including digital cameras resulting from the prolonged impact of floods in Thailand. As a result, component demand, mainly for digital consumer equipment, fell below the level recorded in the year ended March 31, 2011 (“fiscal 2011”).

Consolidated Financial Results

Average exchange rates for fiscal 2012 were ¥79 to the U.S. dollar, marking appreciation of ¥7 (approximately 8%) from ¥86 for fiscal 2011, and ¥109 to the Euro, marking appreciation of ¥4 (approximately 4%) from ¥113 for fiscal 2011. As a result, net sales and income before income taxes for fiscal 2012 were adversely affected by approximately ¥40 billion and ¥10 billion, respectively, compared with fiscal 2011.

Consolidated net sales for fiscal 2012 decreased by ¥76,054 million, or 6.0%, to ¥1,190,870 million, compared with ¥1,266,924 million for fiscal 2011, due primarily to a decline in component demand for digital consumer equipment and a decrease in sales in the Telecommunications Equipment Group in addition to the impact of the yen’s appreciation. Profit from operations decreased by ¥50,349 million, or 32.3%, to ¥105,575 million, compared with ¥155,924 million for fiscal 2011. In addition, income before income taxes decreased by ¥49,539 million, or 28.7%, to ¥122,793 million, compared with ¥172,332 million for fiscal 2011. Net income attributable to shareholders of Kyocera Corporation for fiscal 2012 decreased by ¥39,547 million, or 32.3%, to ¥82,901 million, compared with ¥122,448 million for fiscal 2011.

	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,266,924	100.0	¥1,190,870	100.0	¥(76,054)	(6.0)
Profit from operations	155,924	12.3	105,575	8.9	(50,349)	(32.3)
Income before income taxes	172,332	13.6	122,793	10.3	(49,539)	(28.7)
Net income attributable to shareholders of Kyocera Corporation	122,448	9.7	82,901	7.0	(39,547)	(32.3)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	667.23	—	451.90	—	—	—
Average US$ exchange rate	86	—	79	—	—	—
Average Euro exchange rate	113	—	109	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Both sales and operating profit in this reporting segment increased compared with fiscal 2011 due to an increase in demand for components, mainly for the automotive and LED-related markets.

2) Semiconductor Parts Group

The impact of customer inventory adjustments for components used in digital consumer equipment led to sluggish demand for packages for electronic components and image sensors. As a result, sales and operating profit in this reporting segment decreased compared with fiscal 2011.

3) Applied Ceramic Products Group

In the cutting tool business, demand grew, particularly in the automotive market. The solar energy business stagnated, however, due to a steep decline in product prices worldwide caused by deterioration in the balance of supply and demand as growth in the European market slowed. As a result, sales and operating profit in this reporting segment decreased compared with fiscal 2011.

4) Electronic Device Group

Component demand was generally sluggish due to stagnation in production activities for digital consumer equipment which reflected the impact of the Great East Japan Earthquake and the floods in Thailand. These factors, in addition to the yen’s appreciation, led to decreases in sales and operating profit in this reporting segment compared with fiscal 2011.

5) Telecommunications Equipment Group

Despite aggressive introduction of new products, which included the commencement of smartphone sales for the Japanese market, sales in this reporting segment decreased compared with fiscal 2011, due to sluggish growth in sales of mobile phone handsets overseas. Operating profit slightly declined compared with fiscal 2011, despite of efforts to reduce manufacturing costs and to undertake structural reforms in overseas operations.

6) Information Equipment Group

Sales in this reporting segment increased slightly compared with fiscal 2011, due to increased sales volume resulting from the aggressive launch of new products and expansion of sales network, mostly offset by the impact of the yen’s appreciation. Operating profit increased, however, compared with fiscal 2011, due to an increase in sales of high-value-added products such as color-capable machines and consumables.

7) Others

Sales in this reporting segment increased compared with fiscal 2011 due to sales contributions from new products such as LED lighting and growth in sales at Kyocera Communication Systems Co., Ltd. Operating profit decreased compared with fiscal 2011, however, due mainly to an increase in R&D expenses for new businesses.

Net Sales by Reporting Segment

	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥76,269	6.0	¥80,372	6.7	¥4,103	5.4
Semiconductor Parts Group	174,687	13.8	153,420	12.9	(21,267)	(12.2)
Applied Ceramic Products Group	197,642	15.6	179,784	15.1	(17,858)	(9.0)
Electronic Device Group	242,641	19.2	228,721	19.2	(13,920)	(5.7)

Total Components Business	691,239	54.6	642,297	53.9	(48,942)	(7.1)
Telecommunications Equipment Group	225,168	17.8	178,669	15.0	(46,499)	(20.7)
Information Equipment Group	239,916	18.9	243,457	20.4	3,541	1.5

Total Equipment Business	465,084	36.7	422,126	35.4	(42,958)	(9.2)
Others	139,383	11.0	151,987	12.8	12,604	9.0
Adjustments and eliminations	(28,782)	(2.3)	(25,540)	(2.1)	3,242	—

Net sales	¥1,266,924	100.0	¥1,190,870	100.0	¥(76,054)	(6.0)

Operating Profit by Reporting Segment
	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,969	15.7	¥12,622	15.7	¥653	5.5
Semiconductor Parts Group	37,331	21.4	27,754	18.1	(9,577)	(25.7)
Applied Ceramic Products Group	29,049	14.7	6,459	3.6	(22,590)	(77.8)
Electronic Device Group	41,646	17.2	23,936	10.5	(17,710)	(42.5)

Total Components Business	119,995	17.4	70,771	11.0	(49,224)	(41.0)
Telecommunications Equipment Group	2,121	0.9	1,469	0.8	(652)	(30.7)
Information Equipment Group	25,845	10.8	29,451	12.1	3,606	14.0

Total Equipment Business	27,966	6.0	30,920	7.3	2,954	10.6
Others	9,651	6.9	8,054	5.3	(1,597)	(16.5)

Operating profit	157,612	12.4	109,745	9.2	(47,867)	(30.4)
Corporate	16,882	—	13,876	—	(3,006)	(17.8)
Equity in losses of affiliates and unconsolidated subsidiaries	(160)	—	(36)	—	124	—
Adjustments and eliminations	(2,002)	—	(792)	—	1,210	—

Income before income taxes	¥172,332	13.6	¥122,793	10.3	¥(49,539)	(28.7)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

i) Japan

Despite an increase in sales at Kyocera Communication Systems Co., Ltd., sales in the solar energy business decreased resulting from deteriorated product prices, as well as sluggish demand for components used in digital consumer equipment. As a result, sales for Japan were flat compared with fiscal 2011.

ii) Asia

Sales in the Electronic Device Group and the Semiconductor Parts Group decreased due to a decrease in demand for components used in digital consumer equipment, and to the yen’s appreciation. As a result, sales for Asia decreased compared with fiscal 2011.

iii) Europe

Sales for Europe decreased compared with fiscal 2011 due to a decrease in sales in the Applied Ceramic Products Group resulting primarily from slowed market growth in Europe and a steep decline in product prices in solar energy business.

iv) United Sates of America

Sales for the U.S. decreased compared with fiscal 2011 due to a decline in sales volume of mobile phone handsets in the Telecommunications Equipment Group and to the yen’s appreciation.

v) Others

Sales for Others decreased compared with fiscal 2011 due mainly to decreased sales in the Semiconductor Parts Group and the Electronic Device Group resulting from sluggish demand for components.

	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥559,883	44.2	¥559,344	47.0	¥(539)	(0.1)
Asia	215,913	17.0	205,469	17.2	(10,444)	(4.8)
Europe	210,131	16.6	204,887	17.2	(5,244)	(2.5)
United States of America	220,706	17.4	166,706	14.0	(54,000)	(24.5)
Others	60,291	4.8	54,464	4.6	(5,827)	(9.7)

Net sales	¥1,266,924	100.0	¥1,190,870	100.0	¥(76,054)	(6.0)

Implemented Management Measures and Significant Management Decisions made in Fiscal 2012

i) In July 2011, with the aim of strengthening its cutting tool business, Kyocera acquired 100% of the outstanding common stock of Unimerco Group A/S (now Kyocera Unimerco A/S (“KUA”)), a Danish industrial cutting tool manufacturing and sales company, and made it a consolidated subsidiary. By making KUA a consolidated subsidiary, Kyocera has added to its lineup KUA’s high-quality, high-precision, custom-made solid-type cutting tools for automobile engine processing, as well as for the aviation and wind-power generation markets, while also expanding its sales network, mainly in Europe. Going forward, Kyocera will strive to further expand its cutting tool business through the pursuit of synergies with KUA.

ii) In February 2012, in order to expand its liquid crystal displays (LCDs) business, Kyocera acquired all shares of Optrex Corporation (now Kyocera Display Corporation), a specialized manufacturer of LCDs and related products, and made it a consolidated subsidiary. Going forward, Kyocera will take advantage of its strong customer base in LCDs for automotive applications both inside and outside Japan, with the aim of expanding business in the automotive market.

[Consolidated Forecasts for the Year Ending March 31, 2013]

In the year ending March 31, 2013 (“fiscal 2013”), despite future uncertainty, particularly with regard to the European economy and exchange rate trends, the Japanese economy is forecast to move toward recovery, due to anticipated demand arising from restoration projects following the Great East Japan Earthquake. In addition, the U.S. economy is expected to recover moderately, while the Chinese economy is expected to show continued strong growth.

In the information and communications market, Kyocera expects recovery in production activities for digital consumer equipment as the impact from the floods in Thailand dissipates. Kyocera also anticipates an increase in component demand, primarily for smartphones. In the environment and energy market, the business environment is expected to show general improvement compared with fiscal 2012, primarily due to projected market growth resulting from expansion of governmental subsidy policies, including the enforcement of the Renewable Energy Law in Japan. Kyocera aims to enhance its financial performance by expanding businesses mainly in these high-growth-potential markets through active introduction of new products and by reducing costs, boosting productivity and pursuing Group synergies.

Specific financial forecasts for fiscal 2013 are as follows.

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,190,870	100.0	¥1,370,000	100.0	¥179,130	15.0
Profit from operations	105,575	8.9	140,000	10.2	34,425	32.6
Income before income taxes	122,793	10.3	151,200	11.0	28,407	23.1
Net income attributable to shareholders of Kyocera Corporation	82,901	7.0	96,000	7.0	13,099	15.8
Diluted earnings per share attributable to shareholders of Kyocera Corporation	451.90	—	523.30	—	—	—
Average US$ exchange rate	79	—	80	—	—	—
Average Euro exchange rate	109	—	105	—	—	—

Note:

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2012.

Net sales and operating profit forecasts by reporting segment are as follows.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,372	6.7	¥90,000	6.6	¥9,628	12.0
Semiconductor Parts Group	153,420	12.9	180,000	13.1	26,580	17.3
Applied Ceramic Products Group	179,784	15.1	220,000	16.1	40,216	22.4
Electronic Device Group	228,721	19.2	310,000	22.6	81,279	35.5

Total Components Business	642,297	53.9	800,000	58.4	157,703	24.6
Telecommunications Equipment Group	178,669	15.0	180,000	13.1	1,331	0.7
Information Equipment Group	243,457	20.4	259,000	18.9	15,543	6.4

Total Equipment Business	422,126	35.4	439,000	32.0	16,874	4.0
Others	151,987	12.8	160,000	11.7	8,013	5.3
Adjustments and eliminations	(25,540)	(2.1)	(29,000)	(2.1)	(3,460)	—

Net sales	¥1,190,870	100.0	¥1,370,000	100.0	¥179,130	15.0

Operating Profit by Reporting Segment

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013		Increase (Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥12,622	15.7	¥14,100	15.7	¥1,478	11.7
Semiconductor Parts Group	27,754	18.1	32,600	18.1	4,846	17.5
Applied Ceramic Products Group	6,459	3.6	17,000	7.7	10,541	163.2
Electronic Device Group	23,936	10.5	27,000	8.7	3,064	12.8

Total Components Business	70,771	11.0	90,700	11.3	19,929	28.2
Telecommunications Equipment Group	1,469	0.8	9,000	5.0	7,531	512.7
Information Equipment Group	29,451	12.1	29,500	11.4	49	0.2

Total Equipment Business	30,920	7.3	38,500	8.8	7,580	24.5
Others	8,054	5.3	10,000	6.3	1,946	24.2

Operating profit	109,745	9.2	139,200	10.2	29,455	26.8
Corporate and others	13,048	—	12,000	—	(1,048)	(8.0)

Income before income taxes	¥122,793	10.3	¥151,200	11.0	¥28,407	23.1

*	% to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(8)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(9)	Inability to secure skilled employees, particularly engineering and technical personnel;

(10)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(11)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(12)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(13)	Newly enacted laws and regulations or stricter interpretation of existing laws and regulations that may limit our business operations;

(14)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(15)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(16)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(17)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(18)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(19)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(20)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(2) Analysis of Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at March 31, 2012 decreased by ¥183 million to ¥273,288 million from ¥273,471 million at March 31, 2011.

i) Cash flows from operating activities

Net cash provided by operating activities for fiscal 2012 decreased by ¥10,622 million to ¥109,065 million from ¥119,687 million for fiscal 2011. This was due mainly to a decrease in net income.

ii) Cash flows from investing activities

Net cash used in investing activities for fiscal 2012 decreased by ¥65,313 million to ¥56,051 million from ¥121,364 million for fiscal 2011. This was due mainly to that increases in proceeds from sales and maturities of available-for-sales and held-to-maturity securities and a decrease in acquisition of time deposits and certificate of deposits exceeded an increase in acquisitions of businesses.

iii) Cash flows from financing activities

Net cash used in financing activities for fiscal 2012 increased by ¥23,949 million to ¥50,769 million from ¥26,820 million for fiscal 2011. This was due mainly to increases in payments of short-term borrowings and long-term debts.

Consolidated Cash Flows

	Years ended March 31,
	2011	2012
	(Yen in millions)
Cash flows from operating activities	¥119,687	¥109,065
Cash flows from investing activities	(121,364)	(56,051)
Cash flows from financing activities	(26,820)	(50,769)
Effect of exchange rate changes on cash and cash equivalents	(11,158)	(2,428)
Net decrease in cash and cash equivalents	(39,655)	(183)
Cash and cash equivalents at beginning of year	313,126	273,471
Cash and cash equivalents at end of year	¥273,471	¥273,288

(3)  Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2012 and for the Year Ending March 31, 2013

i) Basic profit distribution policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

ii) Dividends for the year ended March 31, 2012

Based on performance during the year ended March 31, 2012 and pursuant to the aforementioned policies, Kyocera will distribute a year-end dividend for the year ended March 31, 2012 of 60 yen per share, a 10 yen decrease as compared with the year ended March 31, 2011. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share.

iii) Dividend forecast for the year ending March 31, 2013

Dividend amounts for the year ending March 31, 2013 will be decided pursuant to “i) Basic profit distribution policy” set forth above. At present, Kyocera forecasts a total annual dividend in the amount of 120 yen per share, based on its financial forecast for the year ending March 31, 2013.

2. MANAGEMENT POLICIES

(1) Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. It pursues this objective through implementation of the “Kyocera Philosophy,” a corporate philosophy placing people’s hearts at its core, and of the “Amoeba Management System”, a management system unique to Kyocera which has been a driving force for growth since the company’s earliest days.

Kyocera’s management policy is to be a high-growth, highly profitable company. To realize this policy, Kyocera aims to increase corporate value by further enhancing performance through strengthening existing businesses, pursuing synergies among businesses and creating new businesses.

(2) Management Target

To be a high-growth, highly profitable company, Kyocera aims to achieve continuous sales growth and a consolidated pre-tax income ratio of 15% or higher.

(3) Medium-term Management Strategy and Management Challenges

During fiscal 2012, Kyocera pushed ahead with initiatives to reduce manufacturing costs and enhance productivity amidst a tough management environment arising from deterioration in external conditions, including the impact of the Great East Japan Earthquake and floods in Thailand, financial problems in Europe and the yen’s appreciation. Kyocera also undertook measures to drive future growth in the Kyocera Group, such as strengthening existing businesses by acquiring external management resources.

Going forward, Kyocera expects the business environment to continue to be severe, due primarily to stagnant growth in the global economy, continued appreciation of the yen and intensifying price competition resulting from the rise of Asian manufacturers. Kyocera believes it is necessary to further enhance management foundations and expand sales in growth markets in order to overcome global competition and drive growth of the Kyocera Group in any business environment, regardless of its severity. Specifically, Kyocera will tackle the following challenges, aiming for acceleration of global business development to become a high-growth, highly profitable company.

i) Enhance management foundations

Kyocera will promote further cost reductions, streamline existing production sites and expand their capacity in order to overcome global competition. In addition, Kyocera will take other measures, which will include establishment of new production sites, such as those in Vietnam, and will also re-examine its materials procurement methods.

Other efforts aimed at further enhancement of the Group’s management foundations will include strengthening ties among business divisions and among Group companies, in order to accelerate the development of new technologies and products. Kyocera will also continuously seek opportunities to expand its businesses by acquiring external management resources.

ii) Expand sales in growth markets

Kyocera views the information and communications market and the environment and energy market as future growth markets and will strive to expand sales in these markets in particular.

In the information and communications market, Kyocera anticipates the worldwide proliferation of smartphones and expansion of higher speed networks going forward. Kyocera will work to increase sales in the Components Business by developing smaller, more advanced components and bolstering its sales system. Efforts will also be made to expand the Equipment Business by introducing differentiated telecommunications equipment taking advantage of Kyocera’s unique component technologies and by expanding sales networks for information equipment, mainly in emerging markets.

In the environment and energy market, amidst rising awareness of environmental preservation and energy conservation, Kyocera will work to expand sales by commencing the sale of high-value-added home energy management systems combining various new devices in order to develop new markets, while continuing to pursue sales of existing solar generating systems. Kyocera is also preparing for entry into large scale solar power generation projects.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	March 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,471		¥273,288		¥(183)
Short-term investments in debt securities	44,012		47,175		3,163
Other short-term investments	201,817		158,765		(43,052)
Trade notes receivables	19,536		19,349		(187)
Trade accounts receivables	208,404		225,578		17,174
Less allowances for doubtful accounts and sales returns	(4,795)		(4,583)		212
Inventories	232,899		270,336		37,437
Advance payments	72,207		68,685		(3,522)
Deferred income taxes	43,035		42,014		(1,021)
Other current assets	38,915		39,828		913

Total current assets	1,129,501	58.0	1,140,435	57.3	10,934

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,219		1,597		378
Long-term investments in debt and equity securities	377,075		372,779		(4,296)
Other long-term investments	15,585		17,501		1,916

Total investments and advances	393,879	20.3	391,877	19.7	(2,002)

Property, plant and equipment:
Land	59,638		60,600		962
Buildings	288,992		301,911		12,919
Machinery and equipment	706,474		719,146		12,672
Construction in progress	7,227		17,035		9,808
Less accumulated depreciation	(814,577)		(838,155)		(23,578)

Total property, plant and equipment	247,754	12.7	260,537	13.1	12,783

Goodwill	64,701	3.3	89,039	4.5	24,338
Intangible assets	42,160	2.2	49,653	2.5	7,493
Other assets	68,571	3.5	58,354	2.9	(10,217)

Total non-current assets	817,065	42.0	849,460	42.7	32,395

Total assets	¥1,946,566	100.0	¥1,989,895	100.0	¥43,329

	March 31,						Increase (Decrease)
	2011			2012
	Amount		%	Amount		%
	(Yen in millions)
Current liabilities:
Short-term borrowings		¥7,852			¥4,062		¥(3,790)
Current portion of long-term debt		10,687			10,610		(77)
Trade notes and accounts payable		101,265			102,699		1,434
Other notes and accounts payable		61,226			60,993		(233)
Accrued payroll and bonus		49,092			49,880		788
Accrued income taxes		18,069			12,363		(5,706)
Other accrued liabilities		24,337			21,740		(2,597)
Other current liabilities		28,087			29,368		1,281

Total current liabilities		300,615	15.4		291,715	14.6	(8,900)

Non-current liabilities:
Long-term debt		24,538			21,197		(3,341)
Accrued pension and severance liabilities		28,924			32,441		3,517
Deferred income taxes		90,005			90,179		174
Other non-current liabilities		19,125			14,997		(4,128)

Total non-current liabilities		162,592	8.4		158,814	8.0	(3,778)

Total liabilities		463,207	23.8		450,529	22.6	(12,678)

Kyocera Corporation shareholders’ equity:
Common stock		115,703			115,703		—
Additional paid-in capital		162,336			162,620		284
Retained earnings		1,268,548			1,327,596		59,048
Accumulated other comprehensive income		(75,633)			(81,505)		(5,872)
Treasury stock, at cost		(50,691)			(51,228)		(537)

Total Kyocera Corporation shareholders’ equity		1,420,263	73.0		1,473,186	74.1	52,923

Noncontrolling interests		63,096	3.2		66,180	3.3	3,084

Total equity		1,483,359	76.2		1,539,366	77.4	56,007

Total liabilities and equity		¥1,946,566	100.0		¥1,989,895	100.0	¥43,329

Note: Accumulated other comprehensive income is as follows:

	March 31,						Increase (Decrease)
	2011			2012
	(Yen in millions)
Net unrealized gains on securities	¥		32,235	¥		40,735	¥8,500
Net unrealized losses on derivative financial instruments			(29)			(70)	(41)
Pension adjustments			(3,534)			(12,290)	(8,756)
Foreign currency translation adjustments			(104,305)			(109,880)	(5,575)
Total	¥		(75,633)	¥		(81,505)	¥(5,872)

(2) Consolidated Statements of Income

	Years ended March 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,266,924	100.0	¥1,190,870	100.0	¥(76,054)	(6.0)
Cost of sales	888,869	70.2	870,143	73.1	(18,726)	(2.1)

Gross profit	378,055	29.8	320,727	26.9	(57,328)	(15.2)
Selling, general and administrative expenses	222,131	17.5	215,152	18.0	(6,979)	(3.1)

Profit from operations	155,924	12.3	105,575	8.9	(50,349)	(32.3)
Other income (expenses):
Interest and dividend income	12,963	1.0	13,966	1.2	1,003	7.7
Interest expense	(2,259)	(0.2)	(2,042)	(0.2)	217	—
Foreign currency transaction gains, net	3,824	0.3	4,533	0.4	709	18.5
Equity in losses of affiliates and unconsolidated subsidiaries	(160)	(0.0)	(36)	(0.0)	124	—
Other, net	2,040	0.2	797	0.0	(1,243)	(60.9)

Total other income (expenses)	16,408	1.3	17,218	1.4	810	4.9

Income before income taxes	172,332	13.6	122,793	10.3	(49,539)	(28.7)
Income taxes	42,214	3.3	33,098	2.8	(9,116)	(21.6)

Net income	130,118	10.3	89,695	7.5	(40,423)	(31.1)
Net income attributable to noncontrolling interests	(7,670)	(0.6)	(6,794)	(0.5)	876	—

Net income attributable to shareholders of Kyocera Corporation	¥122,448	9.7	¥82,901	7.0	¥(39,547)	(32.3)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥667.23		¥451.90
Diluted	¥667.23		¥451.90
Average number of shares of common stock outstanding:
Basic	183,517		183,451
Diluted	183,517		183,451

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions and shares in thousands)
Balance at March 31, 2010 (183,521)	¥115,703	¥163,044	¥1,168,122	¥(51,010)	¥(50,624)	¥1,345,235	¥62,027	¥1,407,262
Comprehensive income:
Net income			122,448			122,448	7,670	130,118
Other comprehensive income				(24,572)		(24,572)	(5,044)	(29,616)

Total comprehensive income						97,876	2,626	100,502

Cash dividends paid to Kyocera Corporation’s shareholders			(22,022)			(22,022)		(22,022)
Cash dividends paid to noncontrolling interests							(1,875)	(1,875)
Purchase of treasury stock (8)					(69)	(69)		(69)
Reissuance of treasury stock (0)		0			2	2		2
Stock option plan of subsidiaries		151				151	60	211
Other		(859)		(51)		(910)	258	(652)

Balance at March 31, 2011 (183,513)	115,703	162,336	1,268,548	(75,633)	(50,691)	1,420,263	63,096	1,483,359
Comprehensive income:
Net income			82,901			82,901	6,794	89,695
Other comprehensive income				(5,693)		(5,693)	(1,027)	(6,720)

Total comprehensive income						77,208	5,767	82,975

Cash dividends paid to Kyocera Corporation’s shareholders			(23,853)			(23,853)		(23,853)
Cash dividends paid to noncontrolling interests							(2,124)	(2,124)
Purchase of treasury stock (69)					(540)	(540)		(540)
Reissuance of treasury stock (0)		0			3	3		3
Stock option plan of subsidiaries		103				103	41	144
Other		181		(179)		2	(600)	(598)

Balance at March 31, 2012 (183,444)	¥115,703	¥162,620	¥1,327,596	¥(81,505)	¥(51,228)	¥1,473,186	¥66,180	¥1,539,366

(4) Consolidated Statements of Cash Flows

	Years ended March 31,
	2011	2012
	(Yen in millions)
Cash flows from operating activities:
Net income	¥130,118	¥89,695
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,544	73,120
Provision for doubtful accounts and loss on bad debts	2,039	370
Write-down of inventories	5,291	11,486
Deferred income taxes	6,470	(1,101)
Equity in losses of affiliates and unconsolidated subsidiaries	160	36
Foreign currency adjustments	506	(759)
Change in assets and liabilities:
Increase in receivables	(38,043)	(2,712)
Increase in inventories	(69,368)	(39,762)
(Increase) decrease in advance payment	(20,008)	3,507
Increase in other current assets	(616)	(1,094)
Increase (decrease) in notes and accounts payable	29,422	(10,092)
Increase (decrease) in accrued income taxes	2,039	(7,771)
Increase (decrease) in other current liabilities	3,033	(3,489)
Decrease in other non-current liabilities	(2,871)	(5,287)
Other, net	(29)	2,918

Net cash provided by operating activities	119,687	109,065

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(11,837)	(18,970)
Payments for purchases of held-to-maturity securities	(67,174)	(74,369)
Payments for purchases of other securities	(5,173)	(149)
Proceeds from sales and maturities of available-for-sale securities	9,568	29,346
Proceeds from maturities of held-to-maturity securities	42,534	74,083
Acquisitions of businesses, net of cash acquired	(1,581)	(35,454)
Payments for purchases of property, plant and equipment	(65,844)	(67,765)
Payments for purchases of intangible assets	(6,568)	(6,744)
Proceeds from sales of property, plant and equipment, and intangible assets	491	939
Acquisition of time deposits and certificate of deposits	(303,482)	(258,032)
Withdrawal of time deposits and certificate of deposits	287,376	299,531
Other, net	326	1,533

Net cash used in investing activities	(121,364)	(56,051)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	4,044	(13,615)
Proceeds from issuance of long-term debt	10,708	10,141
Payments of long-term debt	(15,707)	(19,166)
Dividends paid	(23,654)	(25,874)
Purchase of common stock in treasury	(69)	(540)
Reissuance of common stock in treasury	2	3
Other, net	(2,144)	(1,718)

Net cash used in financing activities	(26,820)	(50,769)

Effect of exchange rate changes on cash and cash equivalents	(11,158)	(2,428)

Net decrease in cash and cash equivalents	(39,655)	(183)
Cash and cash equivalents at beginning of year	313,126	273,471

Cash and cash equivalents at end of year	¥273,471	¥273,288

(5) Basis of Preparation of Consolidated Financial Statements

i) Scope of consolidation

Number of consolidated subsidiaries	223	Kyocera Document Solutions Inc. (former: Kyocera Mita Corporation)
		AVX Corporation
		Kyocera International, Inc. and others

Number of affiliates accounted for by the equity method	11

ii) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries:
Number of increase	35	Kyocera Display Corporation (former: Optrex Corporation)
		Kyocera Unimerco A/S and others
Number of decrease	9

Affiliates accounted for by the equity method:
Number of increase	2
Number of decrease	1

iii) Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Standards

On April 1, 2011, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On January 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This accounting standard amends current U.S. GAAP to create more commonality with IFRSs by harmonizing definitions and disclosure requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(6) Segment Information

i) Reporting segment:

	March 31,		Increase (Decrease)
	2011	2012
	Amount	Amount	Amount	%
	(Yen in millions)
Assets by reporting segments:
Fine Ceramic Parts Group	¥57,682	¥68,637	¥10,955	19.0
Semiconductor Parts Group	111,406	112,121	715	0.6
Applied Ceramic Products Group	258,618	265,093	6,475	2.5
Electronic Device Group	351,432	412,897	61,465	17.5
Telecommunications Equipment Group	111,634	109,975	(1,659)	(1.5)
Information Equipment Group	247,486	246,834	(652)	(0.3)
Others	132,381	138,304	5,923	4.5

	1,270,639	1,353,861	83,222	6.5
Corporate	748,184	727,849	(20,335)	(2.7)
Investments in and advances to affiliates and unconsolidated subsidiaries	1,419	1,797	378	26.6
Adjustments and eliminations	(73,676)	(93,612)	(19,936)	—

Total assets	¥1,946,566	¥1,989,895	¥43,329	2.2

	Years ended March 31,		Increase (Decrease)
	2011	2012
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥5,106	¥6,767	¥1,661	32.5
Semiconductor Parts Group	10,786	11,795	1,009	9.4
Applied Ceramic Products Group	13,786	14,843	1,057	7.7
Electronic Device Group	13,818	13,762	(56)	(0.4)
Telecommunications Equipment Group	10,172	8,949	(1,223)	(12.0)
Information Equipment Group	11,027	10,131	(896)	(8.1)
Others	4,767	4,668	(99)	(2.1)
Corporate	2,082	2,205	123	5.9

Total	¥71,544	¥73,120	¥1,576	2.2

Capital expenditures:
Fine Ceramic Parts Group	¥11,319	¥11,050	¥(269)	(2.4)
Semiconductor Parts Group	12,998	13,279	281	2.2
Applied Ceramic Products Group	17,660	13,001	(4,659)	(26.4)
Electronic Device Group	12,118	14,193	2,075	17.1
Telecommunications Equipment Group	3,886	4,142	256	6.6
Information Equipment Group	7,437	6,199	(1,238)	(16.6)
Others	2,747	2,800	53	1.9
Corporate	2,515	1,744	(771)	(30.7)

Total	¥70,680	¥66,408	¥(4,272)	(6.0)

Note:

With regard to Reporting segment information of Net sales and Income before income taxes, please refer to the accompanying “1.BUSINESS RESULTS (1) Analysis of Business Results Consolidated Results by Reporting Segment” on page 5.

ii) Geographic segments (Net sales and Income before income taxes by geographic area):

	Years ended March 31,		Increase (Decrease)
	2011	2012
	Amount	Amount	Amount	%
	(Yen in millions)
Net sales:
Japan	¥573,646	¥576,757	¥3,111	0.5
Intra-group sales and transfer between geographic areas	451,620	380,978	(70,642)	(15.6)

	1,025,266	957,735	(67,531)	(6.6)

Asia	184,140	176,636	(7,504)	(4.1)
Intra-group sales and transfer between geographic areas	181,027	171,386	(9,641)	(5.3)

	365,167	348,022	(17,145)	(4.7)

Europe	221,343	214,259	(7,084)	(3.2)
Intra-group sales and transfer between geographic areas	33,394	30,134	(3,260)	(9.8)

	254,737	244,393	(10,344)	(4.1)

United States of America	264,200	199,256	(64,944)	(24.6)
Intra-group sales and transfer between geographic areas	28,652	20,550	(8,102)	(28.3)

	292,852	219,806	(73,046)	(24.9)

Others	23,595	23,962	367	1.6
Intra-group sales and transfer between geographic areas	13,469	11,240	(2,229)	(16.5)

	37,064	35,202	(1,862)	(5.0)
Adjustments and eliminations	(708,162)	(614,288)	93,874	—

Net sales	¥1,266,924	¥1,190,870	¥(76,054)	(6.0)

Income before income taxes:
Japan	¥97,407	¥62,407	¥(35,000)	(35.9)
Asia	18,657	17,824	(833)	(4.5)
Europe	16,464	11,572	(4,892)	(29.7)
United States of America	19,966	15,632	(4,334)	(21.7)
Others	4,870	1,048	(3,822)	(78.5)

	157,364	108,483	(48,881)	(31.1)
Corporate	16,882	13,876	(3,006)	(17.8)
Equity in losses of affiliates and unconsolidated subsidiaries	(160)	(36)	124	—
Adjustments and eliminations	(1,754)	470	2,224	—

Income before income taxes	¥172,332	¥122,793	¥(49,539)	(28.7)

iii) Geographic segments (Net sales by region):

With regard to Information of Geographic segments, please refer to the accompanying “1.BUSINESS RESULTS (1) Analysis of Business Results Net Sales by Geographic Area” on page 6.

(7) Earnings per Share

With regard to earnings per share, please refer to “Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2012” on page 1 and “3. CONSOLIDATED FINANCIAL STATEMENTS (2) Consolidated Statements of Income” on page 15.

(8) Material Subsequent Event

The Environmental Protection Agency Issues Administrative Order to AVX Corporation for Cleanup of New Bedford Harbor

On April 20, 2012, AVX Corporation (AVX), a consolidated subsidiary of Kyocera in the United States, made an announcement that AVX received a notice that the Environmental Protection Agency (EPA) has issued an enforcement order to AVX to implement ongoing remedial work at the New Bedford Harbor Superfund Site in New Bedford, Massachusetts (the Harbor), including dredging PCB-contaminated sediment from the Harbor on April 18, 2012.

Historical course and current situation of this issue are as follows.

In 1992, the United States (on behalf of the EPA and the National Oceanic and Atmospheric Administration) and the Commonwealth of Massachusetts entered into a Consent Decree with AVX for payment of past and future response costs and natural resource damages, subject to certain reopener provisions. AVX paid $66 million, plus interest, in connection with the Consent Decree.

Following the EPA’s 1998 issuance of the “Record of Decision” for the remediation of the Upper and Lower Harbor areas of the Superfund site, the EPA has been performing the remedial design and remedial action work using settlement funds received from AVX and other settling defendants. The EPA estimates that the net present value of additional costs required to complete the Upper and Lower Harbor cleanup may be as much as $401 million.

AVX has been engaged in discussions with the EPA and the Commonwealth of Massachusetts concerning AVX’s potential remaining liabilities at the Harbor. The EPA’s enforcement order includes a delayed effective date of sixty days to provide AVX an opportunity to continue discussions with the governments concerning the extent to which AVX would pay for and/or perform the cleanup of the Harbor.

AVX is currently evaluating the EPA’s enforcement order and determining its response and course of action which may include recording a charge related to this matter in its result of operation and financial condition for fiscal 2012. Any such charge is not reflected in AVX’s consolidated financial results for fiscal 2012, which AVX released on April 25, 2012. Accordingly, a charge related to this matter is not reflected in Kyocera’s consolidated financial results for fiscal 2012 in this Form 6-K.

Kyocera plans to make an announcement immediately after any progress in this matter occurs.

(9) Cautionary Statement for Premise of a Going Concern

None.